SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 20 March 2015

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Directorate Change dated 20 March 2015

99.1

20 March 2015
InterContinental Hotels Group PLC
Directorate Changes

InterContinental Hotels Group PLC ("IHG") today announces that Dale Morrison, the Senior Independent Non-Executive Director of IHG, has been appointed to the Remuneration Committee of the Board, and has stood down from the Corporate Responsibility ("CR") Committee of the Board.

As a consequence, Jill McDonald, a Non-Executive Director of IHG, has been appointed to the CR Committee of the Board.

All of the changes referred to above were effective from 19 March 2015.

For further information

Investor Relations (David Kellett, Emma Parker, Matt Woollard):	+44 (0)1895 512176	+44 (0)7808 098724

Media Relations (Yasmin Diamond, Zoe Bird):	+44 (0)1895 512008	+44 (0)7736 746167

Notes to Editors:
IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including InterContinental® Hotels & Resorts, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, Hotel Indigo®, EVEN™ Hotels, Holiday Inn® Hotels & Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites®. In January 2015, IHG acquired Kimpton Hotels & Restaurants, the world's leading boutique hotel business.

IHG manages IHG® Rewards Club, the world's first and largest hotel loyalty programme with over 84 million members worldwide. The programme was relaunched in July 2013, offering enhanced benefits for members including free internet across all hotels, globally.

IHG franchises, leases, manages or owns over 4,800 hotels and more than 710,000 guest rooms in nearly 100 countries, with over 1,200 hotels in its development pipeline. Over 350,000 people work across IHG's hotels and corporate offices worldwide.

In January 2015 we completed the acquisition of Kimpton Hotels & Restaurants, adding 62 hotels (11,300 rooms) to our system size and 16 hotels to our development pipeline.
InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihg.com/media, www.twitter.com/ihg, www.facebook.com/ihg or www.youtube.com/ihgplc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ H. Patel
Name:	H. PATEL
Title:	COMPANY SECRETARIAL OFFICER

Date:	20 March 2015